Filed by SunCoke Energy, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: SunCoke Energy Partners, L.P. Commission File No.: 001-35782 Filed by SunCoke Energy, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: SunCoke Energy Partners, L.P. Commission File No.: 001-35782

2 Important Notice to Investors This communication includes important information about the proposed and pending acquisition by SXC of all publicly held common units of SXCP. SXC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a draft joint prospectus/consent statement/proxy statement of SXC and SXCP. Once the SEC has completed its review of this filing and declared it effective, SXC and SXCP security holders are urged to read the definitive joint prospectus/consent statement/proxy statement and other documents filed with the SEC regarding the proposed transaction carefully and in their entirety when they become available because they will contain important information. Investors may obtain a free copy of the draft joint prospectus/consent statement/proxy statement at any time and will be able to obtain a free copy of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as copies of the filings with the SEC that will be incorporated by reference in such definitive joint prospectus/consent statement/proxy statement, can be obtained, without charge by directing a request either to SXC, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations or to SXCP, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations. The respective directors and executive officers of SXC and SXCP may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934 as amended) in respect of the proposed transaction. Information about SXC’s directors and executive officers is available in SXC’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019. Information about SXCP’s directors and executive officers is available in SXCP’s annual report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint definitive prospectus/consent statement/proxy statement, when available, and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.2 Important Notice to Investors This communication includes important information about the proposed and pending acquisition by SXC of all publicly held common units of SXCP. SXC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a draft joint prospectus/consent statement/proxy statement of SXC and SXCP. Once the SEC has completed its review of this filing and declared it effective, SXC and SXCP security holders are urged to read the definitive joint prospectus/consent statement/proxy statement and other documents filed with the SEC regarding the proposed transaction carefully and in their entirety when they become available because they will contain important information. Investors may obtain a free copy of the draft joint prospectus/consent statement/proxy statement at any time and will be able to obtain a free copy of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the definitive joint prospectus/consent statement/proxy statement when it becomes available, as well as copies of the filings with the SEC that will be incorporated by reference in such definitive joint prospectus/consent statement/proxy statement, can be obtained, without charge by directing a request either to SXC, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations or to SXCP, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations. The respective directors and executive officers of SXC and SXCP may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934 as amended) in respect of the proposed transaction. Information about SXC’s directors and executive officers is available in SXC’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 15, 2019. Information about SXCP’s directors and executive officers is available in SXCP’s annual report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 15, 2019. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint definitive prospectus/consent statement/proxy statement, when available, and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

3 Forward-Looking Statements Except for statements of historical fact, information contained in this presentation constitutes “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based upon information currently available, and express management’s opinions, expectations, beliefs, plans, objectives, assumptions or projections with respect to anticipated future performance of SXC or SunCoke Energy Partners, L.P. (SXCP). These statements are not guarantees of future performance and undue reliance should not be placed on them. Although management believes that its plans, intentions and expectations reflected in, or suggested by, the forward-looking statements made in this presentation are reasonable, no assurance can be given that these plans, intentions or expectations will be achieved when anticipated or at all. Forward-looking statements often may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “contemplate,” “estimate,” “predict,” “guidance,” “forecast,” “potential,” “continue,” “may,” “will,” “could,” “should,” or the negative of these terms or similar expressions, and include, but are not limited to, statements regarding: the expected benefits of the proposed transaction to SXC and SXCP and their shareholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expected levels of cash distributions by SXCP to its unitholders and dividends by SXC to its shareholders; expected synergies and shareholder value to result from the combined company; future credit ratings; the financial condition of the combined company; and plans and objectives of management for future operations and growth. Such statements are subject to a number of known and unknown risks, and uncertainties, many of which are beyond the control of SXC and SXCP, or are difficult to predict, and may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Each of SXC and SXCP has included in its filings with the Securities and Exchange Commission (SEC) cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Such factors include, but are not limited to: changes in industry conditions; the ability to renew current customer, supplier and other material agreements; future liquidity, working capital and capital requirements; the ability to successfully implement business strategies and potential growth opportunities; the impact of indebtedness and financing plans, including sources and availability of third-party financing; possible or assumed future results of operations; the outcome of pending and future litigation; potential operating performance improvements and the ability to achieve anticipated cost savings from strategic revenue and efficiency initiatives. For more information concerning these factors, see the SEC filings of SXC and SXCP. All forward-looking statements included in this presentation are expressly qualified in their entirety by the cautionary statements contained in such SEC filings. The forward-looking statements in this presentation speak only as of the date hereof. Except as required by applicable law, SXC and SXCP do not have any intention or obligation to revise or update publicly any forward-looking statement (or associated cautionary language) made herein, whether as a result of new information, future events, or otherwise after the date of this presentation. This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Furthermore, the non-GAAP financial measures presented herein may not be consistent with similar measures provided by other companies. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided in the Appendix at the end of the presentation. Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided in the Appendix. These data should be read in conjunction with the periodic reports of SXC and SXCP previously filed with the SEC. Due to rounding, numbers presented throughout this presentation may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason. Industry and market data used in this presentation have been obtained from industry publications and sources as well as from research reports prepared for other purposes. SXC and SXCP have not independently verified the data obtained from these sources and cannot assure investors of either the accuracy or completeness of such data.3 Forward-Looking Statements Except for statements of historical fact, information contained in this presentation constitutes “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based upon information currently available, and express management’s opinions, expectations, beliefs, plans, objectives, assumptions or projections with respect to anticipated future performance of SXC or SunCoke Energy Partners, L.P. (SXCP). These statements are not guarantees of future performance and undue reliance should not be placed on them. Although management believes that its plans, intentions and expectations reflected in, or suggested by, the forward-looking statements made in this presentation are reasonable, no assurance can be given that these plans, intentions or expectations will be achieved when anticipated or at all. Forward-looking statements often may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “contemplate,” “estimate,” “predict,” “guidance,” “forecast,” “potential,” “continue,” “may,” “will,” “could,” “should,” or the negative of these terms or similar expressions, and include, but are not limited to, statements regarding: the expected benefits of the proposed transaction to SXC and SXCP and their shareholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expected levels of cash distributions by SXCP to its unitholders and dividends by SXC to its shareholders; expected synergies and shareholder value to result from the combined company; future credit ratings; the financial condition of the combined company; and plans and objectives of management for future operations and growth. Such statements are subject to a number of known and unknown risks, and uncertainties, many of which are beyond the control of SXC and SXCP, or are difficult to predict, and may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Each of SXC and SXCP has included in its filings with the Securities and Exchange Commission (SEC) cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Such factors include, but are not limited to: changes in industry conditions; the ability to renew current customer, supplier and other material agreements; future liquidity, working capital and capital requirements; the ability to successfully implement business strategies and potential growth opportunities; the impact of indebtedness and financing plans, including sources and availability of third-party financing; possible or assumed future results of operations; the outcome of pending and future litigation; potential operating performance improvements and the ability to achieve anticipated cost savings from strategic revenue and efficiency initiatives. For more information concerning these factors, see the SEC filings of SXC and SXCP. All forward-looking statements included in this presentation are expressly qualified in their entirety by the cautionary statements contained in such SEC filings. The forward-looking statements in this presentation speak only as of the date hereof. Except as required by applicable law, SXC and SXCP do not have any intention or obligation to revise or update publicly any forward-looking statement (or associated cautionary language) made herein, whether as a result of new information, future events, or otherwise after the date of this presentation. This presentation includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Furthermore, the non-GAAP financial measures presented herein may not be consistent with similar measures provided by other companies. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided in the Appendix at the end of the presentation. Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided in the Appendix. These data should be read in conjunction with the periodic reports of SXC and SXCP previously filed with the SEC. Due to rounding, numbers presented throughout this presentation may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason. Industry and market data used in this presentation have been obtained from industry publications and sources as well as from research reports prepared for other purposes. SXC and SXCP have not independently verified the data obtained from these sources and cannot assure investors of either the accuracy or completeness of such data.

4 SunCoke Overview Leading raw materials processing and handling company with existing operations in cokemaking & logistics Business Segments Key Financial Highlights (1) Adjusted EBITDA • Largest independent coke producer in North America serving all 3 major blast furnace $270 $263 steel producers $235 $217 $185 • 4.2M tons of domestic coke capacity • Long-term, take-or-pay contracts with key pass-through provisions Cokemaking (1) 2019 Adj. EBITDA Guidance: $217M - $223M • Advantaged operating characteristics (2) 2015 2016 2017 2018 2019E (3) Leverage Ratio • Strategically located coal handling terminals with access to rail, barge and truck 5.4x • Fee per ton handled, limited commodity risk 4.0x 3.8x 3.3x 3.2x • >40M tons of total throughput capacity • 10M tons volume commitment via take-or- Logistics (1) pay contracts with low cost ILB producers 2019 Adj. EBITDA Guidance: $73M - $75M (4) 2015 2016 2017 2018 Current (1) See appendix for definition and reconciliation of Adjusted EBITDA (2) Midpoint of 2019 guidance range of $265 to $275 million; (3) Represents gross debt divided by Adjusted EBITDA; (4) Calculated using Q1 2019 gross debt divided by midpoint of 2019 Adjusted EBITDA guidance range4 SunCoke Overview Leading raw materials processing and handling company with existing operations in cokemaking & logistics Business Segments Key Financial Highlights (1) Adjusted EBITDA • Largest independent coke producer in North America serving all 3 major blast furnace $270 $263 steel producers $235 $217 $185 • 4.2M tons of domestic coke capacity • Long-term, take-or-pay contracts with key pass-through provisions Cokemaking (1) 2019 Adj. EBITDA Guidance: $217M - $223M • Advantaged operating characteristics (2) 2015 2016 2017 2018 2019E (3) Leverage Ratio • Strategically located coal handling terminals with access to rail, barge and truck 5.4x • Fee per ton handled, limited commodity risk 4.0x 3.8x 3.3x 3.2x • >40M tons of total throughput capacity • 10M tons volume commitment via take-or- Logistics (1) pay contracts with low cost ILB producers 2019 Adj. EBITDA Guidance: $73M - $75M (4) 2015 2016 2017 2018 Current (1) See appendix for definition and reconciliation of Adjusted EBITDA (2) Midpoint of 2019 guidance range of $265 to $275 million; (3) Represents gross debt divided by Adjusted EBITDA; (4) Calculated using Q1 2019 gross debt divided by midpoint of 2019 Adjusted EBITDA guidance range

Advantaged Assets Driving Value Creation

5

Advantaged Assets with Leading Market Positions

- **Industry leading** cokemaking and logistics market positions
- Youngest and most technologically-advanced cokemaking fleet
- Low cost, logistically advantaged terminals

Attractive Industry Dynamics

- Steel and coal industry tailwinds **driving growth opportunities**
  - Tight domestic supply/demand fundamentals for coke
  - Cost advantaged cokemaking versus global imports
  - Steady coal export demand

Steady Cash Flow Generation

- Supported by **long-term, take-or-pay contracts** with **limited commodity price exposure**
- Average **remaining cokemaking contract life of ~6 years** across fleet
- ~90% of logistics Adj. EBITDA underpinned by **long-term commitments**
- Simplification strategy drives **27% increase in adj. free cash flow per share** to **Pro Forma $1.65/share**[1]

Balanced Capital Allocation Strategy

- **Significant value creation** supported by strong cash flow and financial flexibility
  - Expect to initiate a $0.24/share annual dividend after closing of Simplification transaction
  - Rapid deleveraging to 3.0x gross debt/EBITDA target
  - Pursuing growth opportunities
  - Return of capital to shareholders

(1) See appendix for reconciliation of adjusted free cash flow per share

SunCoke Energy

6

Strategically Located Network of Assets

North American Operations

Legend

- 1 Jewell Coke
- 2 Indiana Harbor
- 3 Haverhill I & II
- 4 Granite City
- 5 Middletown
- 6 Vitória, Brazil (Not pictured)
- 7 Lake Terminal
- 8a KRT Ceredo
- 8b KRT Quincy
- 9 Convent Marine Terminal

- ■ Cokemaking (orange)
- ■ Logistics (blue)
- ★ SunCoke Headquarters


MN
WI
MI
IA
IL
IN
OH
PA
NY
VT
NH
ME
MA
CT
RI
NJ
MD
DE
WV
VA
MO
KY
TN
NC
SC
AR
MS
AL
GA
LA
FL
1
2
3
4
5
7
8a
8b
9

Cokemaking Advantages

- Domestic assets strategically located to serve customers' blast furnace assets
  - Three facilities co-located with customer BF and remaining two facilities benefit from advantaged rail logistics
- Close proximity to met. coal feedstock
- Access to outbound coke logistics provide flexibility to serve multiple customers

Logistics Advantages

- Only rail served bulk export facility on lower Mississippi River
- Uniquely positioned with dual-rail and barge in/out capability on Ohio River
- Locations on Ohio River system well positioned to serve coal miners, power companies and steelmakers

SunCoke Energy

7

Simplification Positions SunCoke for Long-Term Success

Simplifies SunCoke's Organizational and Capital Structure

- Reduces complexity and simplifies governance
- Aligns interests of SXC shareholders and SXCP unitholders

Improves Financial Flexibility

- Accelerates debt reduction to 3.0x gross debt to EBITDA target
- Reduces SunCoke's cash tax expense over the next five years
- Estimated cost synergies of ~$2.0 million per year
- Cash flow synergies total ~$50 million over first 5 years
- Supports $0.06 quarterly dividend per share

Expands Universe of Growth Opportunities

- Eliminates MLP qualifying income limitations on growth
- More cash flow available for investment in growth projects

Lowers Cost of Capital and Enhances Trading Liquidity

- Increases equity market capitalization, public float and trading liquidity
- Broadens institutional investor base and access to capital markets
- Enhances cost of and access to debt capital markets
- Reduces effective equity cost of capital

Illustrative SXC adjusted free cash flow per share[1]


27%
$1.30
$1.65
Status Quo
Pro Forma

(1) See appendix for reconciliation of adjusted free cash flow per share

SunCoke Energy

Cokemaking OverviewCokemaking Overview

Durable Model with Strong Market Dynamics

9

Stable Long-term Business Model

- Steady cash flow generation
- Limited commodity price exposure as a result of cost pass through provisions
- Average remaining cokemaking contract life of ~6 years across fleet

Superior Asset Characteristics

- Newest fleet of cokemaking facilities and equipment in the industry
- Leading technology with EPA MACT environmental signature
- Logistically advantaged assets provide inbound and outbound efficiencies
- Ovens consistently produce high quality of coke desired by our customers

Favorable Long-term Coke Supply/Demand Dynamics

- Long-run steel demand stable, and any increased domestic steel demand could result in coke shortage
- Natural level of support for BFs given technology/product mix
- Coke market in balance today
- Aging fleet of by-product coke batteries continue to be at risk
- Coke imports not viable long-term supply alterative for BF operators

SunCoke Energy

10

Long-term, Contracted Earnings Stream

Long-term, take-or-pay contracts generate stable cash flow and insulate business from industry cyclicality

Take-or-Pay Contract Provisions	
General Provisions	
Fixed Fee	✓
Take-or-Pay	✓
Minimal Termination Provisions	✓
Contract Duration	15 – 20 yrs.
Avg. Remaining Contract Life	~6 yrs.
Pass-through Provisions	
Cost of Coal	✓
Coal Blending and Transport	✓
Ops. & Maintenance ("O&M") Costs	✓
Taxes (ex. Income Taxes)	✓
Changes in Regulation	✓

Contract Observations

- Customers required to **take the contract-maximum coke**
- **Long-term, take-or-pay** nature provides **stability** during downturns
- **Commodity price risk minimized** by passing through operating costs to customer
- Contracts typically contain **minimal early termination** without default
- **Counterparty risk mitigated** by contracting with customers' respective parent companies

Coke Contract Duration and Facility Capacity

Customer	Facility	Capacity	Contract Expiry	Entity
AK Steel	Middletown	550Kt Capacity[1]	Dec. 2032	SXCP
USS	Granite City	650Kt Capacity	Dec. 2025	SXCP
ArcelorMittal	Indiana Harbor	1,220Kt Capacity	Oct. 2023	SXC
AK Steel	Haverhill 2	550Kt Capacity	Dec. 2021	SXCP
ArcelorMittal	Haverhill 1	550Kt Capacity	Dec. 2020	SXCP
ArcelorMittal	Jewell Coke	720Kt Capacity	Dec. 2020	SXC

1) Represents production capacity for blast furnace-sized coke, however, customer takes all on a "run of oven" basis, which represents >600k tons per year

SunCoke Energy

11

Industry Leading Technology

SunCoke's cokemaking technology is the basis for U.S. EPA MACT standards and makes larger, stronger coke


SunCoke Heat Recovery Ovens


By-Product Ovens

SunCoke's Heat Recovery Cokemaking Technology

- Negative Pressure Ovens
  - MACT standard for heat recovery / non-recovery batteries
- Cogeneration potential (convert waste heat into steam or electricity)
  - More fungible by-product (generate ~9MW of electrical power per 110Kt annual coke production)
- No wall pressure limitations on coal blend
- Higher turndown flexibility
- Higher CSR coke quality
- Lower capital cost and simpler operation

By-Product Cokemaking Technology

- Positive Pressure Ovens
  - Allows fugitive emission of hazardous pollutants via cracks / leaks
  - No air leaks into oven results in higher coal-to-coke yields
- By-product use and value
  - Makes coke oven gas for steelmaking as natural gas pricing hedge
  - Increasingly limited, less valuable market options for coal tar and oil by-products
- No volatile matter limitations on coal blend
- Smaller oven footprint for new and replacement ovens

SunCoke Energy

Tightly Balanced North American Coke Market

12

2019E U.S. Coke Capacity


Nameplate Capacity: 14.0[1] million tons
Effective Capacity: 12.0[2] million tons
10%
30%
60%
8%
34%
58%
Integrated Steel
SunCoke
Merchant

2019E Coke Supply / Demand Balance


12.0
12.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
1.7
5.1
5.2
1.0
6.9
4.1
AK Steel
US Steel
AMUSA
Other
Steelmakers
SunCoke
Current Demand[3]
Current Effective Capacity[2]

1) Source: CRU Group
2) SunCoke estimates based on market intelligence. Excludes foundry coke volumes and 600 ktpy U.S. volumes exported to Canada
3) SunCoke estimates based on AISI blast furnace operations data
4) Source: CRU-Insight – "Frugality at the Expense of Quality"

Commentary

- **U.S. coke market in balance**
  - Increase in utilization or further closures of coke capacity would tip to shortfall
  - Estimate a 1% increase in BF utilization would result in ~200Kt coke demand[1]
- **Canadian coke market is generally in balance with 600ktpy from the U.S. going to Essar and ArcelorMittal**
  - If Stelco Hamilton BF restarted, the Canadian market would be structurally short
- **Several catalysts exist which could impact near and long-term coke balance**
  - Infrastructure stimulus and/or increases in domestic oil production could result in higher BF utilization rates
  - Aged and environmentally challenged coke batteries are at risk of closure within next 5 years
- **Imports available but not attractive for long-term supply**
  - Customers "will not put blast furnace operations at risk"[4] with uncertain/unstable coke supply
  - Challenged logistics, unreliable quality and volatile pricing
- **Any new build must meet SunCoke-type technology standards**
  - New coke battery requires significant capital investment (Middletown build cost >$400M) and 3+ years lead time

SunCoke Energy

13

Shrinking Coke Supply Base Creates Opportunity

Expect aging by-product battery closures to continue, creating opportunity for SunCoke

Aging Cokemaking Facilities


Average Age
48
15
SunCoke
U.S. and Canada (Excl. SXC)
% of U.S. and Canada Coke Capacity (Excl. SXC)
21%
49%
30%
<30 years
30-40 years
>40 years

~79% of coke capacity (excl. SXC) is at facilities >30 years old

Aging Capacity Creates Opportunity

- Closures driven by combination of deteriorating facilities and environmental challenges
- AK Ashland Coke closed (2010) and resulted in long-term, take-or-pay contracts with SunCoke at Middletown and Haverhill
- In last five years, approximately 2.5 million tons of additional capacity was permanently closed:
  - USS Gary Works (1,200k)
  - USS Granite City (500k)
  - AM Dofasco (455k)
  - DTE Shenango (320k)
- Believe additional 1.5 – 2.0 million tons of cokemaking capacity is at risk of closure in the next five years

Source: CRU Group – Metallurgical Coke Market Outlook Report, Company Estimates

SunCoke Energy

14

Performance Improvement at Indiana Harbor

Anticipate run-rate IHO[1] Adj. EBITDA[2] of ~$50M after the final phase of oven rebuild project is completed in 2019

Indiana Harbor[1] Performance Outlook


~$50
~$22
~$15
~($7)
~($3)
~($18)
~ 1,220
~ 1,025
973
904
826
957
2015
2016
2017
2018
2019E
2020E
Adjusted EBITDA ($M)[2]
Coke Production (Kt)

Ovens Rebuilt Per Year

48 ovens	38 ovens	58 ovens	67 ovens	57 ovens (Est.)

Indiana Harbor[1] Rebuild Progress

- To-date, ~80% of the facility completely rebuilt (A/C/D batteries)
- In 2019, anticipate to complete comprehensive rebuild on 57 remaining B-battery ovens
- Expect 2019 B-battery rebuilds can be executed at $50M - $60M
  - $40M -$48M of capital expenditures
  - $10M - $12M of operating expenses
- Once 2019 campaign completed, 100% of facility fully rebuilt
- Once 2019 rebuild campaign completed, expect IHO to deliver Adj. EBITDA[2] run-rate of ~$50M on 1.22Mt production

(1) Represents 100% of IHO operations, including a 14.8% third-party interest in the cokemaking facility.
(2) See appendix for a definition and reconciliation of Adjusted EBITDA.

SunCoke Energy

15

SunCoke's Superior Assets Will Drive Contract Renewals

	Value Proposition	Competitive Advantage
Superior Asset Age	• SunCoke's average asset age is ~15 years compared to ~48 years for all other US/Canadian capacity	• Advantaged operating cost structure and capital investment requirements • Improved ability to capture additional market share as competitors' older facilities retire
+ **Advantaged Environmental Signature**	• SunCoke technology sets environmental MACT standard for heat-recovery cokemaking in US • Only US company to construct domestic greenfield coke facility in last 25 years	• Advantaged environmental signature provides barrier to entry for any greenfield projects
+ **Strategically Located Assets**	• Cokemaking facilities in close proximity or co-located with customer blast furnace assets • Onsite rail and/or barge infrastructure capabilities	• Reduced transportation cost for customers • Flexibility to support multiple BF facilities from single SunCoke cokemaking plant
+ **Reliable, Secure, Long-term Coke Supply**	• SunCoke is a proven partner with a track record of providing reliable, high-quality coke • Imported spot coke may not meet required specifications	• Supply chain stability incentivizes BF customers to enter into long-term, take-or-pay contracts • Limited viable long-term coke substitute
+ **Advantage Supplier of High Quality Coke**	• Coke is a critical raw material input for blast furnace steel production with no viable substitute • SunCoke ovens consistently produce high strength coke desired by our customers	• Quality of coke is integral to the economic operation of blast furnaces • SunCoke ovens increase operational flexibility by easily allowing for coal blend changes

SunCoke Energy

Logistics OverviewLogistics Overview

17

Strategic Network of Low Cost Facilities

Well Positioned Domestic Logistics Facilities	• Strategically located assets with **access to barge, rail and truck** • Provide **key logistics services** for **various met. and thermal coal producers and consumers**
Advantaged Gulf Coast Facility	• Only dry-bulk, rail-serviced terminal on lower Mississippi with significant logistical advantages • **State-of-the-art facility** with new $120 million shiploader • Physical facility footprint suitable for further expansion • Access to **coal, petcoke, liquids and other industrial material markets**
Competitive, Low-Cost ILB Producers	• **Low-cost position** in Illinois Basin ("ILB") market **insulates customers** from market contraction • ILB customers have **completed key refinancing efforts, significantly improving credit profiles**
Attractive Seaborne Export Dynamics	• U.S. thermal coal producers continue to **augment domestic demand with export shipments** • Seaborne thermal coal market expected to **remain resilient long-term** • CMT **positioned to ship exports** into **Europe, Mediterranean** and **Southeast Asia**

SunCoke Energy

18 CMT Positioned for Continued Throughput Opportunities World class facility on Gulf Coast with direct rail access and cape size loading capabilities • CMT strategically located as only dry-bulk, rail-serviced terminal on lower Mississippi - Fastest shiploader on lower Mississippi • Low-cost, efficient operations • Largest export terminal on the U.S. Gulf Coast • Outbound throughput capacity of ~15M tons per year • $120M expansion to significantly modernize facility and increase operational efficiency • Barge unloading allows CMT’s multi-modal capabilities; now cover all modes of transport options • Access to seaborne markets for coal, petcoke, liquids and other industrial materials provides potential growth opportunities • Dual berths capable of handling Cape and Panamax-sized vessels simultaneously18 CMT Positioned for Continued Throughput Opportunities World class facility on Gulf Coast with direct rail access and cape size loading capabilities • CMT strategically located as only dry-bulk, rail-serviced terminal on lower Mississippi - Fastest shiploader on lower Mississippi • Low-cost, efficient operations • Largest export terminal on the U.S. Gulf Coast • Outbound throughput capacity of ~15M tons per year • $120M expansion to significantly modernize facility and increase operational efficiency • Barge unloading allows CMT’s multi-modal capabilities; now cover all modes of transport options • Access to seaborne markets for coal, petcoke, liquids and other industrial materials provides potential growth opportunities • Dual berths capable of handling Cape and Panamax-sized vessels simultaneously

Global Seaborne Thermal Coal Expected to Remain Stable

19


Global Seaborne Thermal Coal Outlook (2015-2022E)(1)
(million metric tonnes)
884
899
934
960
975
967
952
940
2015
2016
2017
2018E
2019E
2020E
2021E
2022E
Rest of Asia
China
Europe
India
Japan
Rest of World

Commentary

- **Coal fired generation will continue as primary global energy source**
- Demand for seaborne coal may exceed supply by 400 million tons by 2030[2]
  - Expect new coal-fired capacity in emerging markets will offset coal-fired replacements in developed markets
- CMT services low cost ILB producers through long-term, take-or-pay contract through 2023
- **CMT export market share in 2018:**
  - **~20% of total thermal coal exports in U.S.**
  - **~47% of total thermal coal exports in U.S. Gulf**
- ILB producers continue to augment domestic order book with export shipments
  - Enables productivity / margin optimization without flooding domestic marketplace

1) Source: Goldman Sachs 2018 equity research
2) Source: Rodrigo Echeverri, Head of Energy Coal Analysis at Noble Group – as reported by Platts (Feb 2017)

SunCoke Energy

20

ILB Netback Economics

Thermal Coal Mine Netback – Rotterdam



$66
$3
$0
($15)
($5)
($22)
$27
Thermal Coal (Rotterdam) (1)
BTU Premium
Sulfur Penalty
Ocean Freight (2)
Metric to Short Conversion
Inland Freight (3)
Mine Netback

Thermal Coal Mine Netback – Newcastle



$89
$12
$4
$0
($35)
($7)
($22)
$42
Thermal Coal (Newcastle) (1)
Ocean Freight - Australia to India (4)
BTU Premium
Sulfur Penalty
Ocean Freight - USGC to India (4)
Metric to Short Conversion
Inland Freight (3)
Mine Netback

Source: Doyle Trading Consultants, Platt's Coal Trader International and Internal Company Estimates

1) Netback calculation example assuming $66 and $89 per metric tonne mid-May API 2 & Newcastle Q3 2019 benchmark
2) Ocean Freight for US Gulf/ARA Coal Panamax freight.
3) Consists of CN rail transportation from ILB coal mines to CMT and terminal transloading costs.
4) Ocean Freight for Australia/India Panamax Freight (~$12/mt) and US Gulf/India Panamax (~$35/mt).

Commentary

- Believe ILB export thermal coal profitable into Europe at mid-May API2 Q3 2019 benchmark pricing of ~$66/t
  - Premiums to API2 offered on shipments into Egypt, South America and Asia
- **CMT remains well-positioned to continue to serve existing ILB thermal coal producers shipping to Europe**

Commentary

- Believe ILB export thermal coal also profitable into Asia at mid-May Newcastle Q3 2019 benchmark pricing of ~$89/t
  - Based on average ILB cash cost, netback calculation implies attractive margins
- **CMT is uniquely positioned as competitive logistics facility for ILB exports into Asia (vs. Newcastle exports)**

SunCoke Energy

2019 Financial Performance Outlook2019 Financial Performance Outlook

22

Expected 2019 Adjusted EBITDA

Expect 2019 Consolidated Adjusted EBITDA(1) of $265M – $275M, due to anticipated improved performance at Granite City and Indiana Harbor

($ in millions)


$234.7
$263.2
$9 – $15
~($2)
$0 – $2
($3) – ($5)
$265 – $275
• Improved performance at Granite City
• Increased production from rebuilt ovens at Indiana Harbor
• Higher employee-related costs
FY 2017 (1) Adj. EBITDA (Consolidated)
FY 2018 (1) Adj. EBITDA (Consolidated)
Domestic Coke
Brazil Coke
Logistics
Corporate (2) and Other
FY 2019 (1)(3) Adj. EBITDA Guidance (Consolidated)

1) See appendix for a definition and reconciliation of Adjusted EBITDA.
2) Corporate and Other segment includes the results of our former coal mining business.
3) Does not reflect the benefit from the Simplification Transaction.

SunCoke Energy

2019 Guidance Summary

23

Expect 2019 Adjusted EBITDA[1] of $265M to $275M; 24% increase in Adjusted EBITDA since 2016

Metric	2018 Results	2019 Guidance	Pro-forma Guidance[1]
Adjusted EBITDA[2][3]			
Consolidated	**$263.2M**	**$265M – $275M**	**$266M - $276M**
Attrib. to SXC	**$181.2M**	**$182M – $188M**	**$226M - $232M**
Total Capital Expenditures[4]	**$97.1M**	**$110M - $120M**	
IHO Oven Rebuilds	*$33.6M*	*$40 - $48M*	*No change*
GCO Gas Sharing	*$24.7M*	*~$6M*	
Domestic Coke Production	**4.03 Mt**	**~4.1 Mt**	*No change*
Dom. Coke Adj. EBITDA/ton[3]	**$52 / ton**	**$53 – $55 / ton**	*No change*
Operating Cash Flow	**$185.8M**	**$180M – $195M**	**$176M - $191M[5]**
Cash Taxes[6]	**$7.8M**	**$4M – $8M**	*No change[7]*

1) Reflects 2019 guidance if the merger of SXC and SXCP was completed on July 1, 2019.
2) Exclude one-time Simplification Transaction costs of ~$5M that will be expensed.
3) See appendix for a definition and reconciliation of Adjusted EBITDA and a definition of Adj. EBITDA/ton.
4) Capital expenditures exclude the impact of capitalized interest.
5) Operating cash flow lower by $4M due to one-time transactions costs of ~$5M, offset by $1M of corporate cost synergies.
6) Included in Operating Cash Flow.
7) See "Reconciliation to Illustrate SXC FCF/share" slide in the appendix for tax synergies offset by higher cash taxes resulting from higher taxable income.

SunCoke Energy

24 2019 Strategic Growth Priorities • Growing market share in the North American coke market • Disciplined expansion and optimization of logistics assets • Developing additional business lines within Logistics Steel International the domestic Adjacencies Coke Licensing • Continue build-out of Convent steel/carbon markets Marine Terminal capability and • Pursue opportunity set within • Ramp up marketing and diversify customer base domestic market engineering capability to pursue - Dry bulk “Brazil-model” in select markets - Steel mill services • Leveraging technology - Liquids - Western Europe - Other steel inputs to expand in select - South America • Pursue complementary portfolio global markets Asia - M&A24 2019 Strategic Growth Priorities • Growing market share in the North American coke market • Disciplined expansion and optimization of logistics assets • Developing additional business lines within Logistics Steel International the domestic Adjacencies Coke Licensing • Continue build-out of Convent steel/carbon markets Marine Terminal capability and • Pursue opportunity set within • Ramp up marketing and diversify customer base domestic market engineering capability to pursue - Dry bulk “Brazil-model” in select markets - Steel mill services • Leveraging technology - Liquids - Western Europe - Other steel inputs to expand in select - South America • Pursue complementary portfolio global markets Asia - M&A

25 Balanced Capital Allocation Priorities Initiate Dividend • Expect to establish $0.06 quarterly dividend; $0.24 annually Reduce Debt • Accelerate delevering efforts to reach 3.0x gross Debt / EBITDA • Pursue organic growth projects and M&A opportunities Invest In Growth - Simplified structure improves SXC’s ability to execute and fund growth Projects - Lower effective cost of capital and retained cash enable pro forma SXC to be more competitive for third-party M&A and organic growth projects Return Excess Capital to • Flexibility to return capital to shareholders through opportunistic share repurchases Shareholders25 Balanced Capital Allocation Priorities Initiate Dividend • Expect to establish $0.06 quarterly dividend; $0.24 annually Reduce Debt • Accelerate delevering efforts to reach 3.0x gross Debt / EBITDA • Pursue organic growth projects and M&A opportunities Invest In Growth - Simplified structure improves SXC’s ability to execute and fund growth Projects - Lower effective cost of capital and retained cash enable pro forma SXC to be more competitive for third-party M&A and organic growth projects Return Excess Capital to • Flexibility to return capital to shareholders through opportunistic share repurchases Shareholders

26 Compelling Value Creation Opportunity Well Positioned for to Drive Long-Term Value for SunCoke Stakeholders Advantaged Attractive Steady Cash Balanced Capital Assets with Leading Industry Dynamics Flow Generation Allocation Strategy Market Positions26 Compelling Value Creation Opportunity Well Positioned for to Drive Long-Term Value for SunCoke Stakeholders Advantaged Attractive Steady Cash Balanced Capital Assets with Leading Industry Dynamics Flow Generation Allocation Strategy Market Positions

AppendixAppendix

28 Legal and Capital Structure Overview SXC Owns: 2% GP interest Market Cap: $523M 60% LP Interest Unconsolidated TEV: $452M 100% IDRs Unconsolidated Liquidity: $217M (1) 85% Indiana Harbor Brazil Coke (Licensing and Operating) Market Cap: $527M TEV: $1,345M Total Liquidity: $188M 100% Jewell Coke 100% 98% 2% Kanawha River Terminal Middletown Legend Domestic Cokemaking 98% 2% 100% Lake Terminal Haverhill International Logistics (Domestic) 100% 98% 2% Convent Marine Terminal Granite City Note: Market Cap. and TEV data as of 5/15/2019 and Liquidity data as of 3/31/2019 1) DTE Energy owns a 14.8% non-controlling interest in Indiana Harbor 28 Legal and Capital Structure Overview SXC Owns: 2% GP interest Market Cap: $523M 60% LP Interest Unconsolidated TEV: $452M 100% IDRs Unconsolidated Liquidity: $217M (1) 85% Indiana Harbor Brazil Coke (Licensing and Operating) Market Cap: $527M TEV: $1,345M Total Liquidity: $188M 100% Jewell Coke 100% 98% 2% Kanawha River Terminal Middletown Legend Domestic Cokemaking 98% 2% 100% Lake Terminal Haverhill International Logistics (Domestic) 100% 98% 2% Convent Marine Terminal Granite City Note: Market Cap. and TEV data as of 5/15/2019 and Liquidity data as of 3/31/2019 1) DTE Energy owns a 14.8% non-controlling interest in Indiana Harbor

Cokemaking Process

29

Heat Recovery Cokemaking Process


Generator
Turbine
Grid
Condenser
Steam
Cooling Tower
Feed Water Heaters, Pumps, Deaerators
Emergency Vent Stack
Cooled Flue Gas
Heat Recovery Steam Generators
Flue Gas Desulfurization System
Fan
Main Stack
Blended Coal
C.A
C.A
C.A
C.A
Dome
Coke
Wet Quench
Screening & Crushing
Coke Loadout
Coal Storage Piles
Blended & Crushed Coal
Coke Ovens
Customer Blast Furnace

SunCoke Energy

30

Reconciliation to Illustrate SXC FCF/Share

($ in millions, except per share amounts)		Status Quo
Net cash provided by Operating Activities	$	188
Depreciation and amortization expense		(148)
Changes in working capital and other		8
Net Income	$	48
Depreciation and amortization expense		148
Interest expense, net		65
Income tax expense		10
Adjusted EBITDA (Consolidated)[1]	$	270
Adjusted EBITDA attributable to SXCP[2]		(220)
SXC standalone Adjusted EBITDA	$	50
SXC cash interest[3]		(3)
SXC cash taxes[4]		(6)
SXC ongoing capex[5]		(57)
Adjustment for non-cash items[6]		3
Distributions from SXCP[7]		47
Free cash flow (FCF)	$	34
Nonrecurring IHO refurbishment capital and opex[8]		50
Adjusted FCF	$	84
SXC WA shares outstanding (millions)		64.7
Adjusted FCF/Share -- Status Quo	$	1.30

($ in millions, except per share amounts)		Pro Forma
Net cash provided by Operating Activities	$	188
Depreciation and amortitization expense		(148)
Changes in working capital and other		8
Net Income	$	48
Depreciation and amortization expense		148
Interest expense, net		65
Income tax expense		10
Adjusted EBITDA (Consolidated) - Status Quo[1]	$	270
Cost synergies		2
Adjusted EBITDA (Consolidated) - Pro Forma	$	272
Consolidated cash interest[9]		(63)
Tax synergies[10]		8
Consolidated cash taxes, excluding tax synergies[11]		(14)
Consolidated ongoing capex[5]		(109)
Adjustment for non-cash items[6]		3
Free cash flow (FCF)	$	97
Nonrecurring IHO refurbishment capital and opex[8]		50
Adjusted FCF	$	147
Pro-Forma SXC WA shares outstanding (millions)		89.5
Adjusted FCF/Share -- Pro Forma	$	1.65

+27%

1) Based on mid-point of 2019E SXC Consolidated Adjusted EBITDA guidance
2) Based on mid-point of 2019E Adjusted EBITDA attributable to SXCP guidance
3) Anticipated 2019 interest payments associated with SXC term loan
4) Based on mid-point of 2019E SXC cash tax guidance
5) Based on 2019E guidance. Ongoing capex excludes gas sharing and growth related capital expenditures
6) Adjustment for non-cash stock compensation expense based on 2018 actuals
7) Assumes full-year cash flow based on current SXCP quarterly distribution rate of $0.40/LP unit, or ~$1.60 annualized
8) Reflects low-end of 2019E IHO oven rebuild opex and capex guidance
9) Anticipated 2019 SXC and SXCP consolidated cash interest
10) Reflects benefit from a reduction in remedial income and step-up in basis from transaction
11) Incremental cash taxes due to higher income which was previously allocated to SXCP public unitholders

SunCoke Energy

31 Q1 2019 Financial Performance Commentary Q1 2019 Earnings Overview ) (1 Consolidated Adj. EBITDA Earnings per Share (diluted) Q1 ‘19 EPS of $0.15, up $0.02 from the prior year ($ in millions) ($/share) quarter • Strong cokemaking performance, partially offset by higher depreciation expense (1) $0.15 $67.3 Consolidated Adj. EBITDA of $67.3M up $3.3M or $0.13 $64.0 5.2% • Coke operations up $4.0M, continued strong performance across the coke segments Q1 ‘18 Q1 ‘19 Q1 ‘18 Q1 ‘19 • Logistics segment down $0.9M due to lower Qtr1 2019 vs. throughput volumes and high water costs ($ in millions, except volumes) Qtr1 2018 Qtr1 2019 Qtr1 2018 Domestic Coke Sales Volumes 974 1 ,004 30 • Lower Corporate and Other costs (2) Logistics Volumes 5,821 5 ,784 (37) (1)(3) Coke Adj. EBITDA $ 59.0 $ 6 3.0 $ 4.0 (1) Logistics Adj. EBITDA $ 13.6 $ 1 2.7 $ (0.9) (1) Corporate and other Adj. EBITDA $ (8.6) $ (8.4) $ 0.2 (1) Adjusted EBITDA (Consolidated) $ 64.0 $ 67.3 $ 3.3 Operating Cash Flow $ 57.3 $ 3 5.3 $ (22.0) 1) See appendix for a definition and reconciliation of Adjusted EBITDA. 2) Reflects inbound tons handled during the period 3) Coke Adjusted EBITDA includes Domestic Coke and Brazil Coke 3131 Q1 2019 Financial Performance Commentary Q1 2019 Earnings Overview ) (1 Consolidated Adj. EBITDA Earnings per Share (diluted) Q1 ‘19 EPS of $0.15, up $0.02 from the prior year ($ in millions) ($/share) quarter • Strong cokemaking performance, partially offset by higher depreciation expense (1) $0.15 $67.3 Consolidated Adj. EBITDA of $67.3M up $3.3M or $0.13 $64.0 5.2% • Coke operations up $4.0M, continued strong performance across the coke segments Q1 ‘18 Q1 ‘19 Q1 ‘18 Q1 ‘19 • Logistics segment down $0.9M due to lower Qtr1 2019 vs. throughput volumes and high water costs ($ in millions, except volumes) Qtr1 2018 Qtr1 2019 Qtr1 2018 Domestic Coke Sales Volumes 974 1 ,004 30 • Lower Corporate and Other costs (2) Logistics Volumes 5,821 5 ,784 (37) (1)(3) Coke Adj. EBITDA $ 59.0 $ 6 3.0 $ 4.0 (1) Logistics Adj. EBITDA $ 13.6 $ 1 2.7 $ (0.9) (1) Corporate and other Adj. EBITDA $ (8.6) $ (8.4) $ 0.2 (1) Adjusted EBITDA (Consolidated) $ 64.0 $ 67.3 $ 3.3 Operating Cash Flow $ 57.3 $ 3 5.3 $ (22.0) 1) See appendix for a definition and reconciliation of Adjusted EBITDA. 2) Reflects inbound tons handled during the period 3) Coke Adjusted EBITDA includes Domestic Coke and Brazil Coke 31

32

Q4 & FY 2018 Financial Performance

Q4 and FY 2018 Earnings Overview

Earnings per Share (diluted)
($/share)


$2.05
$0.03
$1.88
$0.40
Q4 '17
Q4 '18
FY '17
FY '18

Consolidated Adj. EBITDA[1]
($ in millions)


$69.5
$65.9
$234.7
$263.2
Q4 '17
Q4 '18
FY '17
FY '18

($ in millions, except volumes)	Qtr4 2017	Qtr4 2018	FY 2017	FY 2018
Domestic Coke Sales Volumes	977	1,040	3,851	4,033
Logistics Volumes[2]	5,590	6,861	21,616	26,605
Coke Adj. EBITDA[1][3]	$44.3	$56.0	$ 207.1	$ 226.3
Logistics Adj. EBITDA (incl. CMT)[1]	$35.1	$18.3	$ 70.8	$72.6
Corporate and Other Adj. EBITDA[1]	$(9.9)	$(8.4)	$(43.2)	$(35.7)
Adjusted EBITDA (Consolidated)[1]	$69.5	$65.9	$234.7	$263.2
Operating Cash Flow	$20.2	$15.2	$148.5	$185.8

Commentary

- Q4 '18 EPS of $0.03 and FY '18 EPS of $0.40
  - Full-year EPS comparisons primarily driven by:
    - Favorably impacted by operating performance ($0.32/share) and lack of debt refinancing costs ($0.17/share)
    - Unfavorably impacted by revaluation of deferred tax items ($1.91/share) and higher depreciation ($0.13/share)
- Q4 '18 Consol. Adj. EBITDA[1] of $65.9M
  - Continued strong performance at Indiana Harbor
  - No deferred revenue recognized in Q4 '18 versus $16.4M in Q4 '17
- **FY '18 Consolidated Adj. EBITDA[1] of $263.2M up $28.5M, or 12.1% vs. FY '17; exceeding 2018 guidance**
  - Coke operations up $19.2M
  - Logistics increased $1.8M
  - $7.5M of lower Corporate and Other costs

1) See appendix for a definition and reconciliation of Adjusted EBITDA.
2) Reflects inbound tons handled during the period
3) Coke Adjusted EBITDA includes Domestic Coke and Brazil Coke

SunCoke Energy

33

Adjusted EBITDA – FY ‘17 to FY ‘18

FY 2018 Adj. EBITDA[1] up $28.5M, or 12.1%, vs. FY 2017 driven by strong improvement at Indiana Harbor and lower Corporate costs

($ in millions)


$234.7
$33.7
($14.5)
$1.8
$7.5
$263.2
• $21.7M – 16% increase in volumes and higher yield from rebuilt ovens
• $10.8M – Benefit from increased O&M recovery
• $1.0M – Favorable yield
• ($8.4M) – Increased scope of outages ($6.5M at Granite City)
• ($2.6M) – Pusher Charger Machine Fire at Granite City
• ($2.6M) – Higher O&M
• ($1.8) – Unfavorable coal cost recovery at Jewell
• Higher CMT throughput volumes, partially offset high water costs and increased O&M
• $4.5M – Lower employee-related costs
• $2.5M – Lower corporate legal expenses
FY 2017[1] Adj. EBITDA
Indiana Harbor
Domestic & Brazil Coke (excl. IHO)
Logistics
Corporate[2] and Other
FY 2018[1] Adj. EBITDA

1) See appendix for a definition and reconciliation of Adjusted EBITDA.
2) Corporate and Other includes the activity from our legacy coal mining business, which incurred expenses of $9.8 million and $10.5 million during the year ended December 31, 2018 and 2017, respectively.

SunCoke Energy

34

2019 Domestic Coke Business Outlook

Expect Strong Domestic Coke operations in 2019; Domestic Coke Adj. EBITDA[1] expected to be $217M – $223M


Domestic Coke Performance
(Coke Production, Kt)
$189M
$208M
$217M – $223M
3,861Kt
4,016Kt
~4,100Kt
Adj. EBITDA/Ton[1]
$49/ton
$52/ton
$53 - $55/ton
FY 2017
FY 2018
FY 2019E
Adjusted EBITDA ($M)[1]
Domestic Coke Production

Commentary

- Anticipate a $9M to $15M increase in Domestic Coke Adj. EBITDA in 2019 due to:
  - Increased production, higher energy revenue and lower operating and maintenance costs
  - Improved yield benefit from higher coal pricing
- Expect increased production of ~85K tons in 2019 primarily due to improved oven performance from rebuilt ovens at Indiana Harbor

1) See appendix for a definition and reconciliation of Adjusted EBITDA and a definition of Adj. EBITDA/ton.

SunCoke Energy

35

2019 Logistics Business Outlook

Expect tons handled in 2019 to be in line with 2018; Logistics Adjusted EBITDA[1] guidance of $73M – $75M

Logistics Performance

(Tons Handled, Kt)


$70.8M
$72.6M
$73M – $75M
21,616
26,605
~25,750
13,567
14,389
~14,250
8,049
12,216
~11,500
FY 2017
FY 2018
FY 2019E
(1)
Total Logistics Adj. EBITDA ($M)
CMT
Logistics (ex. CMT)

Commentary

- Expect strong Logistics performance in 2019
  - Anticipate CMT will handle ~10.5Mt for our coal export customers and ~1.0Mt business (e.g., aggregates, pet. coke, liquids)
  - Expect 2019 KRT volumes to be in line with 2018
- Continuing active pursuit of new business opportunities across fleet
  - Focused on opportunities to further diversify customer and product mix

1) See appendix for a definition and reconciliation of Adjusted EBITDA.

SunCoke Energy

36 2019 CapEx Overview 2019 projects include final phase of IHO oven rebuild initiative and completion of Granite City gas sharing project 2019 Capex Overciew ($ in millions) Low High Ongoing $64 $66 IHO Oven Rebuilds 40 48 (1) Total Ongoing CapEx $104 $114 (2)(3) Environmental Project (Gas Sharing) 6 6 Total CapEx $110 $120 1) At the midpoint of the range 2019 ongoing CapEX includes approximately $104M in ongoing Coke CapEx and $5M ongoing Logistics. 2) Expect the gas sharing project to be completed in Q2 2019. 3) Excludes ~$4M of cash payments expected to be made in 2019 for work performed in 2018.36 2019 CapEx Overview 2019 projects include final phase of IHO oven rebuild initiative and completion of Granite City gas sharing project 2019 Capex Overciew ($ in millions) Low High Ongoing $64 $66 IHO Oven Rebuilds 40 48 (1) Total Ongoing CapEx $104 $114 (2)(3) Environmental Project (Gas Sharing) 6 6 Total CapEx $110 $120 1) At the midpoint of the range 2019 ongoing CapEX includes approximately $104M in ongoing Coke CapEx and $5M ongoing Logistics. 2) Expect the gas sharing project to be completed in Q2 2019. 3) Excludes ~$4M of cash payments expected to be made in 2019 for work performed in 2018.

37 Definitions Adjusted EBITDA represents earnings before interest, loss (gain) on extinguishment of debt, taxes, depreciation and amortization (“EBITDA”), adjusted for impairments, coal rationalization costs, changes to our contingent consideration liability related to our acquisition of CMT and the expiration of certain acquired contractual obligations. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or operating income under GAAP and may not be comparable to other similarly titled measures in other businesses. Management believes Adjusted EBITDA is an important measure of the operating performance and liquidity of the Company's net assets and its ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance and liquidity. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, and they should not be considered a substitute for net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA attributable to SXC/SXCP represents Adjusted EBITDA less Adjusted EBITDA attributable to noncontrolling interests. Adjusted EBITDA/Ton represents Adjusted EBITDA divided by tons sold/handled.37 Definitions Adjusted EBITDA represents earnings before interest, loss (gain) on extinguishment of debt, taxes, depreciation and amortization (“EBITDA”), adjusted for impairments, coal rationalization costs, changes to our contingent consideration liability related to our acquisition of CMT and the expiration of certain acquired contractual obligations. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or operating income under GAAP and may not be comparable to other similarly titled measures in other businesses. Management believes Adjusted EBITDA is an important measure of the operating performance and liquidity of the Company's net assets and its ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance and liquidity. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, and they should not be considered a substitute for net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA attributable to SXC/SXCP represents Adjusted EBITDA less Adjusted EBITDA attributable to noncontrolling interests. Adjusted EBITDA/Ton represents Adjusted EBITDA divided by tons sold/handled.

38 Adjusted EBITDA Reconciliation ($ in millions) FY '17 Q1 '18 Q2 '18 Q3 '18 Q4 '18 FY '18 Q1 '19 Net cash provided by operating activities $ 148.5 $ 57.3 $ 2 8.0 $ 85.3 $ 1 5.2 $ 1 85.8 $ 35.3 Depreciation and amortization expense 128.2 32.9 3 2.0 35.4 4 1.3 1 41.6 37.2 (1) Loss on extinguishment of debt 20.4 0.3 - - - 0 .3 - (2) Loss from equity method investment - - 5.4 - - 5 .4 - Deferred income tax (benefit)/expense (87.2) 0.2 0 .1 (4.3) 0.5 (3.5) (0.4) Changes in working capital and other (16.4) 10.9 (20.9) 37.1 (32.1) (5.0) (13.7) Net Income (loss) $ 103.5 $ 13.0 $ 1 1.4 $ 17.1 $ 5.5 $ 4 7.0 $ 1 2.2 Depreciation and amortization expense 128.2 32.9 3 2.0 35.4 4 1.3 1 41.6 37.2 (1) Loss on extinguishment of debt 20.4 0.3 - - - 0.3 - (3) 60.6 1 5.8 1 5.7 15.4 1 4.5 6 1.4 1 4.8 Interest expense, net Income tax expense / (benefit) (81.6) 2.0 2 .2 (2.4) 2.8 4 .6 3 .0 (2) Loss from equity method investment - - 5.4 - - 5.4 - Contingent consideration adjustments (1.7) - 0.6 0.5 1 .4 2 .5 (0.4) Expiration of land deposits and write-off of costs related to - (4) 5.3 - - - - - - potential new cokemaking facility Simplification Transaction costs - - - - 0 .4 0 .4 0 .5 Adjusted EBITDA $ 234.7 $ 64.0 $ 6 7.3 $ 66.0 $ 6 5.9 $ 2 63.2 $ 67.3 (5) Adjusted EBITDA attributable to noncontrolling interest (86.4) (19.0) (21.6) (21.0) (20.4) (82.0) (18.9) Adjusted EBITDA attributable to SXC $ 148.3 $ 45.0 $ 4 5.7 $ 45.0 $ 4 5.5 $ 1 81.2 $ 48.4 1) The loss on extinguishment of debt was recorded in connection with the debt refinancing activities. 2) In June 2018, the Company recorded a loss in connection with the disposal of our interest in VISA SunCoke Limited. 3) In conjunction with the adoption of ASU 2017-07, the expense associate with the postretirement benefit plans was excluded from operating income and recorded in interest expense, net on the Consolidated Statements of Operations during the periods presented. Amounts in 2017 were immaterial, and therefore, were not reclassified in the reconciliation of Adjusted EBITDA to net income and net cash provided by operating activities. 4) Write-off of previously capitalized engineering and land deposit costs. 5) Reflects non-controlling interests in Indiana Harbor and the portion of the Partnership owned by public unitholders. 38 Adjusted EBITDA Reconciliation ($ in millions) FY '17 Q1 '18 Q2 '18 Q3 '18 Q4 '18 FY '18 Q1 '19 Net cash provided by operating activities $ 148.5 $ 57.3 $ 2 8.0 $ 85.3 $ 1 5.2 $ 1 85.8 $ 35.3 Depreciation and amortization expense 128.2 32.9 3 2.0 35.4 4 1.3 1 41.6 37.2 (1) Loss on extinguishment of debt 20.4 0.3 - - - 0 .3 - (2) Loss from equity method investment - - 5.4 - - 5 .4 - Deferred income tax (benefit)/expense (87.2) 0.2 0 .1 (4.3) 0.5 (3.5) (0.4) Changes in working capital and other (16.4) 10.9 (20.9) 37.1 (32.1) (5.0) (13.7) Net Income (loss) $ 103.5 $ 13.0 $ 1 1.4 $ 17.1 $ 5.5 $ 4 7.0 $ 1 2.2 Depreciation and amortization expense 128.2 32.9 3 2.0 35.4 4 1.3 1 41.6 37.2 (1) Loss on extinguishment of debt 20.4 0.3 - - - 0.3 - (3) 60.6 1 5.8 1 5.7 15.4 1 4.5 6 1.4 1 4.8 Interest expense, net Income tax expense / (benefit) (81.6) 2.0 2 .2 (2.4) 2.8 4 .6 3 .0 (2) Loss from equity method investment - - 5.4 - - 5.4 - Contingent consideration adjustments (1.7) - 0.6 0.5 1 .4 2 .5 (0.4) Expiration of land deposits and write-off of costs related to - (4) 5.3 - - - - - - potential new cokemaking facility Simplification Transaction costs - - - - 0 .4 0 .4 0 .5 Adjusted EBITDA $ 234.7 $ 64.0 $ 6 7.3 $ 66.0 $ 6 5.9 $ 2 63.2 $ 67.3 (5) Adjusted EBITDA attributable to noncontrolling interest (86.4) (19.0) (21.6) (21.0) (20.4) (82.0) (18.9) Adjusted EBITDA attributable to SXC $ 148.3 $ 45.0 $ 4 5.7 $ 45.0 $ 4 5.5 $ 1 81.2 $ 48.4 1) The loss on extinguishment of debt was recorded in connection with the debt refinancing activities. 2) In June 2018, the Company recorded a loss in connection with the disposal of our interest in VISA SunCoke Limited. 3) In conjunction with the adoption of ASU 2017-07, the expense associate with the postretirement benefit plans was excluded from operating income and recorded in interest expense, net on the Consolidated Statements of Operations during the periods presented. Amounts in 2017 were immaterial, and therefore, were not reclassified in the reconciliation of Adjusted EBITDA to net income and net cash provided by operating activities. 4) Write-off of previously capitalized engineering and land deposit costs. 5) Reflects non-controlling interests in Indiana Harbor and the portion of the Partnership owned by public unitholders.

39

Adjusted EBITDA and Adjusted EBITDA per ton

Reconciliation of Segment

Reconciliation of Segment Adjusted EBITDA and Adjusted EBITDA per Ton					
($ in millions, except per ton data)	Domestic Coke	Brazil Coke	Logistics[1]	Corporate and Other[2]	Consolidated
Q1 2019					
Adjusted EBITDA	$58.5	$4.5	$12.7	($8.4)	**$67.3**
Sales Volume (thousands of tons)	1,004	419	5,784		
Adjusted EBITDA per Ton	**$58.27**	**$10.74**	**$2.20**		
FY 2018					
Adjusted EBITDA	$207.9	$18.4	$72.6	($35.7)	**$263.2**
Sales Volume (thousands of tons)	4,033	1,768	26,605		
Adjusted EBITDA per Ton	**$51.55**	**$10.41**	**$2.73**		
Q4 2018					
Adjusted EBITDA	$51.6	$4.4	$18.3	($8.4)	**$65.9**
Sales Volume (thousands of tons)	1,040	442	6,861		
Adjusted EBITDA per Ton	**$49.62**	**$9.95**	**$2.67**		
Q3 2018					
Adjusted EBITDA	$49.1	$4.5	$21.0	($8.6)	**$66.0**
Sales Volume (thousands of tons)	1,012	454	6,943		
Adjusted EBITDA per Ton	**$48.52**	**$9.91**	**$3.02**		
Q2 2018					
Adjusted EBITDA	$52.9	$4.8	$19.7	($10.1)	**$67.3**
Sales Volume (thousands of tons)	1,007	431	6,980		
Adjusted EBITDA per Ton	**$52.53**	**$11.14**	**$2.82**		
Q1 2018					
Adjusted EBITDA	$54.3	$4.7	$13.6	($8.6)	**$64.0**
Sales Volume (thousands of tons)	974	441	5,821		
Adjusted EBITDA per Ton	**$55.75**	**$10.66**	**$2.34**		
FY 2017					
Adjusted EBITDA	$188.9	$18.2	$70.8	($43.2)	**$234.7**
Sales Volume (thousands of tons)	3,851	1,761	21,616		
Adjusted EBITDA per Ton	**$49.05**	**$10.34**	**$3.28**		

1) Q4 2017 Adjusted EBITDA includes $16.4M recognition of previously deferred revenue related to take-or-pay shortfalls throughout 2017.
2) Corporate and Other includes the results of our legacy coal mining business.

SunCoke Energy

40 2019E Guidance Reconciliation ($ in millions) 2019E Low 2019E High Net cash provided by Operating activities $180 $195 Depreciation and amortization expense (150) (145) Changes in working capital and other 14 1 Net Income $44 $51 Depreciation and amortization expense 150 145 Interest expense, net 65 65 Income tax expense 6 14 Adjusted EBITDA (Consolidated) $265 $275 (1) Adjusted EBITDA attributable to noncontrolling interests (83) (87) Adjusted EBITDA attributable to SXC $182 $188 1) Reflects non-controlling interest in Indiana Harbor and the portion of the Partnership owned by public unitholders. 40 2019E Guidance Reconciliation ($ in millions) 2019E Low 2019E High Net cash provided by Operating activities $180 $195 Depreciation and amortization expense (150) (145) Changes in working capital and other 14 1 Net Income $44 $51 Depreciation and amortization expense 150 145 Interest expense, net 65 65 Income tax expense 6 14 Adjusted EBITDA (Consolidated) $265 $275 (1) Adjusted EBITDA attributable to noncontrolling interests (83) (87) Adjusted EBITDA attributable to SXC $182 $188 1) Reflects non-controlling interest in Indiana Harbor and the portion of the Partnership owned by public unitholders.

41 Balance Sheet & Debt Metrics As of 3/31/2019 Balance SXC Attributable Attributable Consolidated to SXCP to SXC ($ in millions) Cash $ 144 $ 3 $ 1 41 Available Revolver Capacity 261 185 76 Total Liquidity $ 4 05 $ 1 88 $ 2 17 Gross Debt (Long and Short-term) $ 8 53 $ 8 09 $ 44 Net Debt (Total Debt less Cash) $ 7 09 $ 8 06 $ (97) (1) FY 2019 Adj. EBITDA $ 2 70 $ 220 $ 1 85 (1) Gross Debt / FY 2019 Adj. EBITDA 3.16x 3.68x 0.24x (1) Net Debt / FY 2019 Adj. EBITDA 2.63x 3.66x 0.00x (1) Represents mid-point of FY 2019 guidance for Adj. EBITDA (Consolidated), Adj. EBITDA attributable to SXCP, and Adj. EBITDA attributable to SXC. As of 3/31/2019 Consolidated 2019 2020 2021 2022 2023 2024 2025 Total ($ in millions) SXCP Revolver - - - 1 00.0 - - - 100.0 SXCP Sr. Notes - - - - - - 7 00.0 700.0 SXCP Sale Leaseback 2.1 7 .3 - - - - - 9.4 SXC Term Loan 0.8 3 .4 3 .4 3 6.0 - - - 43.6 Total $ 2.9 $ 1 0.7 $ 3.4 $ 1 36.0 $ - $ - $ 7 00.0 $ 8 53.041 Balance Sheet & Debt Metrics As of 3/31/2019 Balance SXC Attributable Attributable Consolidated to SXCP to SXC ($ in millions) Cash $ 144 $ 3 $ 1 41 Available Revolver Capacity 261 185 76 Total Liquidity $ 4 05 $ 1 88 $ 2 17 Gross Debt (Long and Short-term) $ 8 53 $ 8 09 $ 44 Net Debt (Total Debt less Cash) $ 7 09 $ 8 06 $ (97) (1) FY 2019 Adj. EBITDA $ 2 70 $ 220 $ 1 85 (1) Gross Debt / FY 2019 Adj. EBITDA 3.16x 3.68x 0.24x (1) Net Debt / FY 2019 Adj. EBITDA 2.63x 3.66x 0.00x (1) Represents mid-point of FY 2019 guidance for Adj. EBITDA (Consolidated), Adj. EBITDA attributable to SXCP, and Adj. EBITDA attributable to SXC. As of 3/31/2019 Consolidated 2019 2020 2021 2022 2023 2024 2025 Total ($ in millions) SXCP Revolver - - - 1 00.0 - - - 100.0 SXCP Sr. Notes - - - - - - 7 00.0 700.0 SXCP Sale Leaseback 2.1 7 ..3 - - - - - 9.4 SXC Term Loan 0.8 3 .4 3 .4 3 6.0 - - - 43.6 Total $ 2.9 $ 1 0.7 $ 3.4 $ 1 36.0 $ - $ - $ 7 00.0 $ 8 53.0